FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  July, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

NEWS RELEASE - No. 4 -04

        July 7, 2004

EXPLORATION UPDATE – TARGET VI - LOS ZORROS PROPERTY, CHILE

Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target VI area and an additional new area of exploration interest.

Target VI – Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  Future exploration work will advance Target VI to planning initial core drilling and may include: systematic trenching across the core area, considerable rock chip and channel sampling, and IP surveys.

The Target VI area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  A portion of this area was previously included as a part of Target II, but as a result of continuing exploration, this epithermal gold-silver (-copper) mineralized system has been separately outlined and now comprises Target VI (for previously reported reconnaissance geochemical results from a portion of this area, see news release No.1-04, “Target II …a second area…”).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  Much of the most-intense core of the alteration, where the diorite sill is pervasively affected, is partially concealed to the west beneath pampa cover, but appears to be at least 500 meters by 500 meters in size.

Numerous prominent zones of alteration, from several meters to over 20 meters wide, extend great distances north and south from the core along predominately north-south structures.  Closer to the core, these zones reach widths of 50 to +100-meters across.  The zones are displaced locally with minor fault offsets, and gradually become narrow, separated by increasing widths of little-altered diorite progressively away from the core.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling has been extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury as follows:

59 Samples (5-Meter Chip Channel Samples) Over 295 Meters
	Range	Average Value
Gold	0.020 to 0.464 ppm	0.074 ppm (= 0.074 grams/mt*) gold
Silver	0.5 to 3.3 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	5 to 243 ppm	67 ppm copper
Mercury	<0.01 to 0.440 ppm	<0.053 ppm mercury
Sodium	3.86 to 5.67%	4.71% sodium
Including 10 samples over 50 meters
	Range	Average Value
Gold	0.114 to 0.464 ppm	0.184 ppm (= 0.184 grams/mt*) gold
Silver	0.5 to 1.9 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	26 to 243 ppm	Average 131 ppm copper
Mercury	<0.01 to 0.07 ppm	Average <0.02 ppm mercury
Sodium	4.75 to 5.56%	Average 5.21 % sodium

21 Samples Over Intervals From 1 to 5 Meters (Samples ML171-189)
	Range	Average Value
Gold	0.010 to 0.141 ppm	0.038 ppm (= 0.038 grams/mt*) gold
Silver	<0.5 to 3.4 ppm	1.7 ppm (= 1.7 grams/mt*) silver
Copper	9 to 146 ppm	Average 45 ppm copper
Mercury	0.02 to 0.15 ppm	Average 0.048 ppm mercury
Sodium	2.69 to 4.71%	Average 4.63 % sodium

* Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne

New Area of Exploration Interest – An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Target VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Target VI area.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Target VI.

The Los Zorros project contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

“Robert E. Kell”

Vice President, Exploration

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  This News Release includes certain forward looking statements.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  June 14, 2004